MSCM LLP
Chartered Accountants • Business Advisors

701 Evans Avenue, 8th Floor
Toronto, Ontario Canada
M9C 1A3
telephone: (416) 626-6000
facsimile: (416) 626-8650
email: info@mscm.ca
website: www.mscm.ca

March 24, 2008

British Columbia Securities Commission
701 West Georgia Street
P.O. BOX 10142, Pacific Centre
Vancouver, B.C. V7Y 1L2

Dear Sirs/Mesdames:

RE: SUNGOLD INTERNATIONAL HOLDINGS CORP.
NI 51-102 Notice of Change of Auditor dated March 20, 2008

We have read the above-noted Notice of Change of Auditor with respect to our appointment as the auditor of the Company. Based on our knowledge at this date, we agree with the information contained in the Notice of Change of Auditor dated March 20, 2008.

Yours very truly,

MSCM LLP

MSCM LLP

Chartered Accountants
Licensed Public Accountants

cc. Sungold International Holdings Corp.